CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED: FEBRUARY 12, 2002

CENTURION ANNOUNCES HANA-9 WELL ON PRODUCTION

Calgary, Alberta: Centurion Energy International Inc. (TSE: CUX) announces that the recently drilled Hana-9 well is now producing approximately 800 bopd from the Kareem reservoir. The Hana-9 well is the first in a three well oil exploration program currently underway in the West Gharib block in Egypt; Centurion holds a 30% working interest.

The Hana Field is now producing approximately 1,600 bopd from six wells, including the Hana-9 well. Three wells in the Hana Field, Hana-1, Hana - 5 and Hana-8 are currently undergoing workovers and are expected to be back on production shortly.

HANA SOUTH-1 WELL HAS SPUDDED

The Hana South-1 well spudded on February 8, 2002, and is currently drilling at a depth of 1,800 feet. This is the second well in the current exploration program. The well will target the Miocene Kareem and Rudeis reservoirs. Planned total depth is approximately 6,000 feet. The Hana South-1 well is situated in the West Gharib block on a structure located approximately three kilometres south of the Hana Field.

DEEP NUBIA RESERVOIR TEST PLANNED

The next well scheduled to be drilled after the Hana South-1 well will be a deep Nubia exploratory test on the Farag structure located in the West Gharib block approximately 12 kilometres northwest of the Hana Field. This will be the Company's first test of the region's Nubia reservoir. The Farag-1 well will be drilled to an approximate total depth of 10,500 feet.

Certain statements in this News Release constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
 E-mail: Web: http://www.centurionenergy.com